13011065

SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlainsCapital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 Victory Avenue, Suite 1400
(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Swank 214.252.4153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2323 Victory Avenue, Suite 2000	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Swank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PlainsCapital Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

TERESA D. HUNT
Notary Public
State of Texas
My Comm. Exp. 03-02-2015

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALANCE SHEET

PlainsCapital Securities, LLC

December 31, 2012

PlainsCapital Securities, LLC

Balance Sheet

December 31, 2012

Contents

Ernst & Young

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Managers
PlainsCapital Securities, LLC

We have audited the accompanying statement of financial condition of PlainsCapital Securities, LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PlainsCapital Securities, LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2012

PlainsCapital Securities, LLC

Balance Sheet

December 31, 2012

Assets		
Cash (including $60,363 held by Parent)	$	116,813
Income tax receivable from Parent		165,013
Prepaid expenses		1
Total assets	$	281,827
Member's equity:		
Member's capital		287,837
Retained deficit		(6,010)
Total member's equity	$	281,827

See accompanying notes.

PlainsCapital Securities, LLC

Notes to Balance Sheet

December 31, 2012

1. Organization and Basis of Presentation

PlainsCapital Securities, LLC (the Company) is a direct, wholly owned subsidiary of PlainsCapital Bank (the Parent), which is a wholly owned subsidiary of PlainsCapital Corporation (PlainsCapital). There was a change in ownership on November 30, 2012 (see Note 2). The Parent has and expects to continue to provide operating capital to the Company in order to fund the Company's operations in the ordinary course of business and allow the Company to meet regulatory capital requirements.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker. The Company's main activity is to provide support for the Parent's Treasury Management Services.

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the balance sheet and accompanying notes. Management believes that the estimates utilized in preparing the Company's balance sheet are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned and Securities Sold, Not Yet Purchased

The Company operates as an introducing broker and therefore does not own securities, including derivative contracts held for trading purposes or inventory of any sort.

Subsequent Events

The Company has evaluated subsequent events for potential recognition or disclosure through February 28, 2013.

2. Acquisition

After the close of business on November 30, 2012, Hilltop Holdings Inc. (Hilltop), through a merger subsidiary, acquired PlainsCapital (Hilltop acquisition). As a result of the Hilltop acquisition, the Company was required to use the acquisition method of accounting to revalue its assets and liabilities at estimated fair value as of the date of the Hilltop acquisition. The revaluation resulted in no change to the recorded value of the Company's assets and liabilities.

3. Transactions with Customers

The Company's primary customers are certain customers of the Parent. According to the individual customer's instructions, customer's funds are maintained in money market mutual fund accounts.

4. Income Taxes

PlainsCapital Corporation files a consolidated income tax return that includes the consolidated operations of the Parent. The Company is a disregarded entity for federal income tax purposes. In years prior to 2007, the Company had recorded income taxes as if the Company filed a separate federal income tax return, as specified in the Tax Allocation Agreement dated April 19, 2006, between PlainsCapital Corporation and its related companies. As a result, the Company's balance sheet includes an income tax receivable from the Parent.

5. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the Company to maintain certain levels of net capital. The SEC's requirements also provide that equity capital, as defined, may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2012, the Company had net capital, as defined of $56,450, which was $51,450 in excess of the amount required.

6. Related Party Transactions

The Company has a Facilities, Services and Expense agreement with the Parent that may be terminated, without cause, by either party at any time upon not less than thirty (30) days' prior written notice to the other party or for cause by either party immediately by written notice to the other party. The Parent pays these costs in the form of a capital contribution in order for the Company to meet its obligations under the agreement.

7. Employees and Benefits

There are four employees involved part-time in the operation of the Company. All payroll and benefit expenses are paid by the Parent.